

June 7, 2021

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Corp.
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

> **Re: Dragoneer Growth Opportunities Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 14, 2021**
> **File No. 333-254845**

Dear Mr. Stad:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. References to our prior letter refer to our letter dated March 18, 2021 unless otherwise noted.

Amendment No. 1 to Form S-4

Unaudited pro Forma Condensed Combined Financial Information
Note 3. Pro Forma Adjustments, page 213

1.   We note from adjustment (g) that an additional dividend per share of $90.66 ("Additional Dividend") was approved by the CCC board of directors, which is subject to consummation of the Business Combination. Please clarify whether the Additional Dividend is reflected in your unaudited combined pro forma balance sheet.

2.   We note your response to prior comment 5. We also note from your disclosures in adjustment (aa) that $8.4 million in connection with the Business Combination are

recognized in APIC and are therefore excluded from New CCC's unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020. Please explain why this adjustment is being excluded from the pro forma condensed combined statements of operations. We refer you to Article 11-02 (a)(6)(i)(B) of Regulation S-X.

 You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Holden, Esq.